EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

Subsidiary	State or Other Jurisdiction of Incorporation or Incorporation or Organization
170181 Canada Ltd.	Canada
Failure Analysis Associates B.V.	Netherlands
Failure Analysis Associates, Spolka z o.o.	Poland
Exponent Realty LLC	Delaware